UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy

401(K) Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

(612) 330-5500

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Xcel Energy 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.    The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2008, and (2) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 29, 2009

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31,	Dec. 31,
	2008	2007
ASSETS:
Receivables:
Xcel Energy contributions (Note 3)	$14,500,376	$12,022,064
Dividends	2,604,378	2,599,779
Total receivables	17,104,754	14,621,843

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	29,500,298	34,834,543
Non-participant directed	173,915,348	220,282,932
Total Xcel Energy Common Stock Fund	203,415,646	255,117,475

General investments, at fair value:
Value of interest in registered investment companies	704,014,595	937,506,320
Loans to participants (Note 7)	10,643,152	9,649,211
Total general investments	714,657,747	947,155,531

Net assets available for benefits	$935,178,147	$1,216,894,849

The accompanying notes are an integral part of the financial statements

XCEL ENERGY

401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DEC. 31,

	2008	2007
Contributions:
Xcel Energy	$14,500,376	$12,022,064
Participant	65,414,706	54,291,453
Total contributions	79,915,082	66,313,517

Investment (loss) income:
Interest and dividends	41,490,100	52,594,708
Interest on participant loans	796,204	665,052
Other	1,849	5,172
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(44,406,032)	(6,471,587)
Interest in registered investment companies	(278,685,653)	16,358,324
Total investment (loss) income	(280,803,532)	63,151,669

Benefits paid to participants — cash and common stock	(78,859,060)	(95,100,587)
Dividends paid to participants	(1,824,578)	(1,884,770)
Administrative expenses	(144,614)	(161,009)

Net (decrease) increase in net assets available for benefits	(281,716,702)	32,318,820

Net assets available for benefits at beginning of year	1,216,894,849	1,184,576,029
Net assets available for benefits at end of year	$935,178,147	$1,216,894,849

The accompanying notes are an integral part of the financial statements

XCEL ENERGY

401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

The following brief description of the Xcel Energy 401(K) Savings Plan (the Plan) is provided for general information purposes only.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Participants should refer to the Plan document or Summary Plan Description (SPD) for more complete information.  The Plan provides for the ownership of Xcel Energy common stock through employee and employer contributions, as applicable.

Plan and Trust Management — The Plan Administrator is appointed by the Xcel Energy Inc. (Xcel Energy) Board of Directors and has authority to control and manage the operation and administration of the Plan.  Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy.  Individual participant accounts are valued daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Eligibility — The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan.  All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible for the Plan as of their first day of employment.

Vesting — A participant is immediately vested in all contributions and earnings.  The five-year graded vesting schedule for non-bargaining employees adopted by the Plan in 2007 was eliminated on Jan. 1, 2008.  All employees are 100 percent immediately vested in all employee and employer matching contributions, including those who terminated employment during 2008.

Distributions — Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to our collective bargaining obligation.  If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code (IRC). The parent corporation administers the Plan.  Certain investment advisory, trustee and recordkeeping fees are paid by the Companies, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee is paid by the participant.

Dividends — Dividends earned on shares held in the Xcel Energy Stock Fund are automatically reinvested in Xcel Energy stock unless the participant elects to receive them as a taxable distribution paid in cash.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements — The Plan presents cash and cash equivalents, money market funds, mutual funds, the Xcel Energy Common Stock Fund, the VGI Brokerage Option, and loans to participants at estimated fair values in its financial statements.

Fair values recorded for cash equivalents and money market funds typically include estimates for accrued interest and dividend income.  The trading prices and liquidity of cash equivalents and money market funds are also monitored as additional support for determining the fair values of those instruments.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.  Fair values for loans to participants are based on the amortized loan balances and management’s judgments regarding the risk associated with these loans, which are borrowed against a limited proportion of assets held in participants accounts, as discussed in Note 7.

Within the VGI Brokerage Option, a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition — The change in the difference between fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

3.  PLAN FUNDING

Employee Contributions — Beginning Jan. 1, 2008, participants may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $15,500 for 2008 ($15,500 in 2007).  Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $5,000 for 2008 ($5,000 in 2007).

The traditional employee after-tax source was closed to new contributions and replaced by the Roth 401(k) feature.  The change in maximum deferral rate was an increase from the previous limit of 20 percent.

Employer Contributions — The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for the annual matching contributions, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 and $1,300, respectively, in matching contributions from Xcel Energy for 2008 ($1,400 and $1,250 for 2007).  Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Participants may invest their contributions among the various investment funds offered by the Plan.  The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  The employer contribution for non-bargaining employees is initially invested in company stock.  Participants may elect to transfer assets into or out of all Plan investments, including company stock allocated as an employer contribution, at any time.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.  Income on a participant’s investment in a fund is credited to the participant’s account based on the number of units in the respective fund and the fund’s unit value.

4.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on Jan. 1, 2002, are qualified under the applicable sections of the IRC.  Although an application has not been submitted on the new document, amended and restated as of Jan.1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the Plan financial statements.

5.              FAIR VALUE MEASUREMENTS

Effective Jan. 1, 2008, the Plan adopted Fair Value Measurements (Statement of Financial Accounting Standards (SFAS) No. 157) for recurring fair value measurements.  SFAS No. 157 provides a single definition of fair value and requires enhanced disclosures about assets and liabilities measured at fair value. SFAS No. 157 establishes a hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value. The three levels defined by the SFAS No. 157 hierarchy and examples of each level are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as corporate bonds with pricing based on market interest rate curves and recent trades of similarly rated securities.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as participant loans with pricing that requires management’s judgment regarding risks, including the overall collectability of the loans.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value as of Dec. 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market funds	$—	$68,739,877	$—	$68,739,877
Mutual funds	627,865,423	—	—	627,865,423
Xcel Energy Common Stock Fund	202,523,135	892,511	—	203,415,646
VGI Brokerage Option	4,559,206	2,850,089	—	7,409,295
Loans to participants	—	—	10,643,152	10,643,152
Total	$834,947,764	$72,482,477	$10,643,152	$918,073,393

The following table presents changes in Level 3 recurring fair value measurements within the Plan for the year ended Dec. 31, 2008:

Loans to Participants
Balance, Jan. 1, 2008	$9,649,211
Issuances and settlements, net	993,941
Balance, Dec. 31, 2008	$10,643,152

6.              NONPARTICIPANT — DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to the Plan’s nonparticipant-directed investments as of Dec. 31, 2008 and 2007, and for the year ended Dec. 31, 2008, is as follows:

Xcel Energy Common Stock Fund
Net Assets as of Dec. 31, 2007:
Xcel Energy Common Stock Fund	$220,282,932
Xcel Energy contribution receivable	8,258,564
Total net assets as of Dec. 31, 2007	228,541,496

Changes in Net Assets:
Net depreciation in fair value of investments	(38,323,359)
Contributions	10,751,029
Benefits and dividends paid to participants	(13,626,131)
Transfers to participant-directed investments, net	(2,676,658)
Net decrease	(43,875,119)

Net Assets as of Dec. 31, 2008:
Xcel Energy Common Stock Fund	173,915,348
Xcel Energy contribution receivable	10,751,029
Total net assets as of Dec. 31, 2008	$184,666,377

7.     LOANS TO PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at

Dec. 31, 2008 and 2007 range from 5.00 percent to 10.00 percent.

8.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are in shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,604,378 and $2,599,779 at Dec. 31, 2008 and 2007, respectively.

The Plan also invests in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

The Plan incurred fees for investment management and recordkeeping services of $144,614 and $161,009 for the years ended December 31, 2008 and 2007.

9.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2008	2007
Xcel Energy Common Stock Fund (Note 10)	$203,415,646	$254,314,313
Vanguard Total Bond Market Index Fund	120,733,829	117,913,050
Vanguard 500 Index Fund	119,748,510	199,729,097
Vanguard PRIMECAP Fund	69,450,982	105,586,528
Vanguard Prime Money Market Fund	68,739,877	58,584,511
Vanguard Wellington Fund	66,712,924	87,577,243
Vanguard Mid-Cap Index Fund	57,449,977	101,318,460
Vanguard Developed Markets Index Fund	35,634,664	63,874,195

10.   XCEL ENERGY COMMON STOCK FUND

	2008		2007
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	1,583,335	9,334,354	1,538,541	9,729,262

Xcel Energy common stock	$29,370,862	$173,152,273	$34,724,876	$219,589,437
VGI prime money market	137,696	811,768	134,533	850,746
Receivables, payables and other	(8,260)	(48,693)	(24,866)	(157,251)
Total	$29,500,298	$173,915,348	$34,834,543	$220,282,932

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1

Schedule of Assets (Held at Year End)

As of Dec. 31, 2008

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$209,020,260	$203,415,646
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	118,331,664	120,733,829
*	Vanguard 500 Index Fund	Registered Investment Co.	196,563,524	119,748,510
*	Vanguard PRIMECAP Fund	Registered Investment Co.	89,299,521	69,450,982
*	Vanguard Prime Money Market Fund	Interest-bearing cash	68,739,877	68,739,877
*	Vanguard Wellington Fund	Registered Investment Co.	81,860,154	66,712,924
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	100,695,688	57,449,977
*	PIMCO Total Return Fund	Registered Investment Co.	44,993,456	42,728,334
*	Vanguard Developed Markets Index Fund	Registered Investment Co.	50,134,973	35,634,664
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	49,190,200	29,867,677
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	31,706,472	29,605,567
*	Longleaf Partners Fund	Registered Investment Co.	43,061,153	23,486,304
*	Wasatch Core Growth Fund	Registered Investment Co.	41,502,967	21,914,329
*	VGI Brokerage Option	Vanguard Brokerage Option	8,570,791	7,409,295
*	Vanguard Target Retirement Fund 2025	Registered Investment Co.	2,923,896	2,423,906
*	Vanguard Target Retirement Fund 2015	Registered Investment Co.	2,523,850	2,165,460
*	Vanguard Target Retirement Fund 2020	Registered Investment Co.	1,870,526	1,703,001
*	Vanguard Target Retirement Fund 2010	Registered Investment Co.	1,761,351	1,552,647
*	Vanguard Target Retirement Fund 2030	Registered Investment Co.	931,088	788,841
*	Vanguard Target Retirement Fund 2005	Registered Investment Co.	710,088	678,364
*	Vanguard Target Retirement Fund 2035	Registered Investment Co.	624,023	589,618
*	Vanguard Target Retirement Income	Registered Investment Co.	284,946	276,126
*	Vanguard Target Retirement Fund 2040	Registered Investment Co.	227,842	208,332
*	Vanguard Target Retirement Fund 2045	Registered Investment Co.	108,891	98,399
*	Vanguard Target Retirement Fund 2050	Registered Investment Co.	53,932	47,632
*	Loan Fund	5.00% - 10.00%, with maturities ranging from 2009 thru 2023	—	10,643,152
			$1,145,691,133	$918,073,393

* Party in Interest

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 2

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2008

Xcel Energy 401(k) Savings Plan, EIN 41-0448030

Plan 003

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$1,790			$1,790
The Vanguard Group	Xcel Energy Common Stock Fund

*       Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2009.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

	By	/s/ Teresa S. Madden

Vice President and Controller
Member, Pension Trust Administration Committee